Wing Tai Holdings Limited
107 Tampines Road, Singapore 535129
Tel (65) 280 9111 Fax (65) 383 8940
http://www.wingtaiasia.com.sg


02002823

18 December 2001

Division of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SEC File No: 82-4632

Dear Sirs

RULE 12g3-2(b)

We refer to the above-reference exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Wing Tai Holdings Limited (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the announcement released on 18 December 2001 by the Company to the Singapore Exchange Securities Trading Limited.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Yours faithfully
For and on behalf of
WING TAI HOLDINGS LIMITED

Woo Kah Wai
Company Secretary
Tel: 380 3974
Fax: 383 8940

Enc.


WINGTAI ASIA

Wing Tai Holdings Limited

107 Tampines Road, Singapore 535129

Tel (65) 280 9111 Fax (65) 383 8940

http://www.wingtaiasia.com.sg

ANNOUNCEMENT

The Board of Directors of Wing Tai Holdings Limited (the "Company") wishes to announce that a subsidiary of the Company, Winbliss Investment Pte Ltd, has issued an option to sell one unit in its residential property development known as "The Serenade @ Holland" to persons related to Mr Cheng Wai Keung, a director of the Company. Details of the transaction are as follows:-

Name of purchasers	:	Cheng Kar Yee, Carol and Cheong Tze Hian, Howard
Unit number	:	371 Holland Road #03-05 Singapore 278698
Sale price	:	S$885,000/-
% discount given	:	10% + 8%

In compliance with Clause 1006(4)(a) of the Listing Manual of the Singapore Exchange Securities Trading Limited, the Audit Committee of the Company has reviewed the terms of, and approved the sale. It is satisfied that this being the only unit in "The Serenade @ Holland" sold to interested persons of the Company and relatives of its Directors to date, the number and terms of the sale are fair and reasonable and in the best interest of the Company and its minority shareholders.

By Order of the Board

Woo Kah Wai
Company Secretary

18 December 2001


WINGTAIASIA